SC 13D 1 d702370dsc13d.htm SC 13D


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*


                     Fauquier Bankshares , Inc.,
(Name of Issuer)
Common Stock, par value $3.13 per share
(Title of Class of Securities)

                                                          312059108
(CUSIP Number)
                                    Daniel R. Long, III , CFA
588 Eagle Watch Lane
Osprey ,Florida 34229
(941-350-0686 )
                                       Focaledge33@comcast.net


(Name, Address and Telephone Number of Person Authorized t0
Receive Notices and Communications)
February 7, 2019
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a
 statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?


Note: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits.
See Rule.13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall
be filled out for a reporting person?s
initial filing on this form with respect
 to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




  1.   Names of Reporting Persons.

Daniel R. Long, III CFA  2. Check the Appropriate Box if a Member of a Group
(a)  ?        (b)   ?
   3. SEC Use Only
   4. Source of Funds

PF  5. Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)  ?
   6. Citizenship or Place of Organization

United States
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
     7.    Sole Voting Power

197,049    8.  Shared Voting Power

201,849    9.  Sole Dispositive Power

197,049  10.  Shared Dispositive Power

201,849
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

201,84912. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ?
 13. Percent of Class Represented by Amount in Row (11)

5.35% (1)14. Type of Reporting Person

INS and Private Foundation
(1)Assumes 3,778,836 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 3,778,836 shares of common stock outstanding as of December 31, 2018, as reported in the Issuer?s Quarterly Report on Form 10-Q filed on January 22, 2019
  1.   Names of Reporting Persons.

Daniel R. Long III D R Long Foundation Inc., Daniel R Long IV,
 Amy C. Woolf, Barbara L. Obrien  2. Check the Appropriate Box if
a Member of a Group
(a)  ?        (b)   ?
   3. SEC Use Only
   4. Source of Funds

PF  5. Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)  ?
   6. Citizenship or Place of Organization

United States
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
     7.    Sole Voting Power

0    8.  Shared Voting Power

201,849    9.  Sole Dispositive Power

0  10.  Shared Dispositive Power

201,849
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

201,84912. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ?
 13. Percent of Class Represented by Amount in Row (11)

5.35%(1)14. Type of Reporting Person

Individuals and Private Foundation
(1)Assumes 3,778,836 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 3,778,836 shares of common stock outstanding as of December 31, 2018, as reported in the Issuer?s
 Quarterly Report on Form 10-Q filed on January 22, 2019.
ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D (?Schedule 13D?) relates to the common stock, par value $3.13per share (the ?Common Stock?) of Fauquier Bankshares,Inc. a Virginia corporation (the ?Issuer?).
The address of the principal executive offices of the Issuer is 10 Courthouse Square. Warrenton, Va. 20186
ITEM 2. IDENTITY AND BACKGROUND

(a)This Schedule 13D is filed by Daniel R. Long, III
(b)The Reporting Persons? address is: 588 Eagle Watch Lane
Osprey, Florida 34229
(c)Daniel R. Long, III
(d)The Reporting Persons have not been convicted in a
criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)The Reporting Persons have not been a party to a
civil proceeding of a judicial or administrative body
resulting in a judgment, decree or final order enjoining
future violations of, or prohibiting or mandating
activities subject to, federal or state securities laws,
 or finding any violation with respect to such laws.
(f)Mr. Long is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Daniel Long   is the father of Amy Woolf and
Daniel R. Long, IV and the brother of Barbara L. O?Brien.
 He is the President of the D R Long Foundation , Inc.
and Barbara L. O?Brien is a Director thereof. None of the members of the family or the Foundation has any affiliation with any Officer or Director of Fauquier Bankshares, Inc..
In all instances the purchases were made with personal investment funds or Foundation portfolio funds.
ITEM 4. PURPOSE OF TRANSACTION
.. The securities of the Issuer were acquired by the Reporting
Persons for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. This filing asserts the passive role the Reporting Persons assume with the possible exception of joining in discussions with management and or the Board of Directors concerning shareholder communications and possible corporate governance issues. .. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 201,849. The Common Stock held by the Reporting Persons represents approximately 5.35% of the Common Stock outstanding of Issuer as of October 31, 2018.
(b Mr. Long has sole voting and dispositive power over the shares of common stock of which he owns individually (In a Living Trust in which he is the Sole Trustee ) and in his Retirement accounts.
Mr. Long ,  as President of the D R Long Foundation, Inc.
has sole voting and dispositive power over the shares which the Foundation owns in its portfolio. Mr. Long has only dispositive powers held in the retirement portfolio of Mrs. O?Brien where he has limited trading authority. Mr. Long has no voting or dispositive power over the shares held by Amy C. Woolf or Daniel R. Long, IV although his advice concerning their holdings may influence their respective decisions in holding, disposing, or adding to their holdings.
(d) Not Applicable.
(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
 WITH RESPECT TO SECURITIES OF THE ISSUER
Other than as set forth in Item 3 and Item 5 of this Schedule 13D, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.
Shareholdings by Account and Title:
               Daniel R. Long, III    Roth Retirement  Acct 121,091 shs.
                          Living Trust Accts.               69,958 shs.
               D R Long Foundation Inc.                      6,000 shs.
               Barbara L. O?Brien  Roth Retirement Acct.     3,500 shs
               Amy C. Woolf    Individual Acct.              1,000 shs.
               Daniel R. Long, IV   Individual Acct.           300 shs.
                                                SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.

 Daniel R. Long, III CFA  February 17, 2019 Date  /s/
Daniel R. Long, III CFA Signature  Daniel R. Long, III CFA Name/Title